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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  1  )*
                                            -----

                       Merriman Curhan Ford Group, Inc.
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                               (Name of Issuer)

                   Common Stock, Par Value $0.0001 Per Share
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                        (Title of Class of Securities)

                                   590418109
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                                (CUSIP Number)

                               Barry L. Fischer
                          Thompson Coburn Fagel Haber
                             55 East Monroe Street
                                  Suite 3700
                               Chicago, IL 60603
                                (312) 346-7500
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                August 27, 2009
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  590418109
===============================================================================
1        NAMES OF REPORTING PERSON

         Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
         (See Instructions)                                              (b)[ ]

===============================================================================
3        SEC USE ONLY


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4        SOURCE OF FUNDS (See Instructions)
         PF

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

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                     7     SOLE VOTING POWER
                           17,908,146(1)
 NUMBER OF
   SHARES            ==========================================================
BENEFICIALLY         8     SHARED VOTING POWER
  OWNED BY                 0
    EACH
 REPORTING           ==========================================================
   PERSON            9     SOLE DISPOSITIVE POWER
    WITH                   0

                     ==========================================================
                     10    SHARED DISPOSITIVE POWER
                           17,908,146(1)

===============================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,908,146(1)

===============================================================================
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

===============================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         58.4%(2)

===============================================================================
14       TYPE OF REPORTING PERSON (See Instructions)
         IN

===============================================================================

---------------------------------
         (1) Assumes the issuance of the Shares and August Warrant, each as discussed in Item 4 to this Schedule 13D.

         (2) Based upon 12,733,287 shares of the Issuer's common stock issued and outstanding as of August 7, 2009, as reported on the Issuer's Form 10-Q for the quarterly period ended June 30, 2009.

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

         Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned Ronald L. Chez (the "Reporting Person") hereby amends his statement on Schedule 13D dated August 10, 2009 (the "Schedule 13D"). This Statement constitutes Amendment No. 1 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION is hereby amended and restated in its entirety to read as follows:

         The $3,400,000 used by the Reporting Person to purchase the Series D Preferred Stock and warrants to purchase Common Stock of the Company that require the filing of this Schedule 13D are personal funds, including amounts held by an individual retirement account for the benefit of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION is hereby amended by adding thereto the following:

         On August 27, 2009, the Reporting Person, for investment purposes, entered into a Stock Purchase Agreement dated as of August 27, 2009 between the Company, the Reporting Person and the other Investors listed therein (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, the Reporting Person purchased, in a private placement, 7,906,977 shares of the Company's newly issued Series D Convertible Preferred Stock, par value $0.0001 per share (the "Preferred Shares") and a Warrant (the "August Warrant") to purchase 7,906,977 shares of Common Stock at an exercise price $0.65 per share. The aggregate purchase price for the Preferred Shares and August Warrant was $3,400,000, of which $ $2,792,722 was paid in cash into escrow on the date of the Stock Purchase Agreement and the remaining $607,278 will be satisfied through cancellation of the principal amount and accrued interest under the Note and the Secured Convertible Promissory Note of the Company in favor of the Reporting Person on June 1, 2009. In connection with the transaction, certain holders of Warrants agreed to transfer to the Reporting Person (for no additional consideration) Warrants for 456,654 shares of Common Stock. The Preferred Shares and the August Warrant will be issued (and the escrowed proceeds released to the Company and notes cancelled) on the tenth day following the Company mailing a notice required pursuant to NASDAQ listing Rule 5635(f) as more fully described in the Stock Purchase Agreement. The Company also made customary representations, warranties and covenants in the Stock Purchase Agreement.

         The Preferred Shares are entitled to a dividend of six percent per annum, payable in arrears on the last day of each calendar month, commencing August 30, 2009, payable in preference to any dividend or distribution on the Common Stock. Upon a Liquidation Event (as defined in the Certificate of Designation of Series D Convertible Preferred Stock (the "Certificate of Designation")), each holder of Preferred Shares will be entitled, prior to payment to the holders of Common Stock or any other class of preferred stock, the sum of $0.43 (subject to adjustment as set forth in the Certificate of Designation) and all then accrued and unpaid dividends on the Preferred Shares. Following such payment, the holders of Preferred Shares will be entitled to any remaining amounts available for distribution on an as converted to common stock basis, as described below.

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         The Preferred Shares are convertible into Common Stock at any time at the option of a holder (so long as the aggregate conversion price for all such shares converted is not less than $100,000) into the number of shares of Common Stock equal to the number of shares of Preferred Shares being converted multiplied by a fraction, the numerator of which is $0.43 and the denominator of which is the Conversion Price, which is initially $0.43. The Conversion Price is subject to downward adjustment for certain dilutive events as set forth in more detail in the Certificate of Designation. The Preferred Shares will automatically convert to Common Stock at the Company's option upon 10 days written notice if (i) the 30 day average closing sale price for the Common Stock is at or above $3.00 at the time the notice is provided by the Company; (ii) the average weekly trading volume for the four week period immediately preceding delivery of such written notice of conversion is 30,000 shares or more, and (iii) either (A) a registration statement which includes all outstanding Preferred Shares has been declared effective by the Securities and Exchange Commission; or (B) all outstanding shares of Preferred Shares may be sold under Rule 144 promulgated under the Securities Act of 1933, as amended, or any equivalent successor rule, within a three month period.

         Holders of Preferred Shares shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Shares held by such holder could be converted as of the record date. In addition, so long as at least 2,500,000 shares (as adjusted for stock splits, dividends, recapitalizations and the like) of Preferred Shares remain outstanding, the holders of Preferred Shares, voting as a separate class, shall be entitled to elect four members of the Company's Board of Directors. Further, so long as 2,500,000 shares (as adjusted for stock splits, dividends, recapitalizations and the like) of Preferred Shares remain outstanding, the affirmative vote of a majority of interest in the Preferred Shares is required to alter or change adversely the powers, preferences, or rights given to the Preferred Shares; authorize any class of stock with superior preferences to the Preferred Shares, amend the Company's Certificate of Incorporation or bylaws in any manner that adversely affects any rights of the Preferred Shares; increase the number of authorized shares of Preferred Shares; or effect a Liquidation Event; and the affirmative vote of the holders of at least 66 2/3% of Preferred Shares is required to authorize any new stock option, restricted stock or other equity compensation plan; change the size of the Company's Board of Directors; incur certain indebtedness for borrowed money (subject to certain exceptions set forth in the Certificate of Designation); or approve any replacement for Peter Coleman with the Company (subject to certain conditions set forth in the Certificate of Designation).

         The August Warrant is exercisable immediately and remains exercisable until the fifth anniversary of its issuance. The exercise price and number of shares of common stock issuable pursuant to the August Warrant is subject to adjustment for certain dilutive events as set forth in more detail in the August Warrant.

         In connection with his purchase of the Preferred Shares and August Warrant, the Reporting Person, the Company and the other investors designated therein entered into an Investors' Rights Agreement dated as of August 27, 2009 (the "Investors' Rights Agreement"). The Investors' Rights Agreement provides for registration of the Common Stock underlying the Preferred Shares and August Warrant, the Warrant and the warrant issued to the Reporting Person on June 1, 2009 (as well as other warrants that may be issued pursuant to the Investor Rights Agreement), through a shelf registration statement, or, under certain circumstances as set forth in the Investors' Rights Agreement, demand and piggyback registration statements. Should the Company fail to register such securities within the time limits set forth in the Investors'

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Rights Agreement, the Company will issue additional warrants to purchase up to
900,000 shares of Common Stock, in the amounts and on the terms set forth in the Investors' Rights Agreement. Pursuant to a letter regarding the Investors' Rights Agreement issued to the Reporting Person on August 27, 2009, the
Company agreed to use its best efforts to increase the number of additional warrant shares to be issued (to up to 971,000) and to register the August Warrant and any warrants issuable pursuant to the Investors' Rights Agreement. The Investors' Rights Agreement also provides for the issuance of warrants for Common Stock equal to the aggregate Common Stock issuable under the August Warrants (the "Merriman Warrants") should D. Jonathan Merriman cease to serve as Chief Executive Officer of the Company prior to the third anniversary of the Investors' Rights Agreement, provided however that the Merriman Warrants will not be issued if Mr. Merriman ceases to serve as Chief Executive Officer of the Company due to his death, his termination by the Company other than for Cause (as defined in the Investors' Rights Agreement) or Mr. Merriman terminates his employment for Good Reason (as defined in the Investors' Rights Agreement). The Investors' Rights Agreement also provides for the issuance of warrants to purchase Common Stock should the Company fail to keep a life insurance policy in place with respect to Mr. Merriman prior to the fifth anniversary of the Investors' Rights Agreement, in the amounts and on the conditions set forth in the Investors' Rights Agreement.

         The Investors' Rights Agreement also provides for the designation of the directors to be selected by the holders of Preferred Shares. Pursuant to the Investors' Rights Agreement, the Reporting Person has the right to designate 2 of the 4 directors to be selected by the holders of Preferred Shares. Currently the Reporting Person has designated himself as a director, but has not to date decided on the second director. The Investors' Rights Agreement also provides for preemptive rights with respect to certain issuances of Company securities.

         In connection with the Reporting Person's investment, the Reporting Person was named chairman of the Company's newly formed Strategic Advisory Committee of the Board of Directors pursuant to a letter agreement between the Company and the Reporting Person dated August 27, 2009 (the "Strategic Advisory Agreement"). The Strategic Advisory Committee is to be established for the purposes of providing input and advice on directing the Company's growth, evaluating potential new business opportunities and lines of business and similar matters of importance to the Company as a whole, but does not entail any supervisory or management responsibilities of the Company's broker-dealer subsidiary, or require the Reporting Person to be actively engaged in the investment banking, broker dealer or other businesses conducted by that subsidiary. In exchange for such services, pursuant to the Strategic Advisory Agreement the Reporting Person will be granted a warrant to purchase 25,000 shares of Common Stock of the Company per month of service at an exercise price of $0.65 per share with a 10 year exercise period, and other terms substantially the same as those of the Warrant, plus $500 per hour in cash for any work performed by the Reporting Person at the Company's request in excess of 10 hours in any month, as well as expense reimbursement. The term of the Strategic Advisory Agreement is one year, and automatically renews for additional one year periods unless the Company or the Reporting Person terminates the agreement in the manner set forth in the Strategic Advisory Agreement.

         The foregoing descriptions of the Stock Purchase Agreement, Certificate of Designation, August Warrant, Investors' Rights Agreement, letter agreement regarding Investors' Rights Agreement and Strategic Advisory Agreement are qualified in their entirety by reference to the text of those agreements, which are filed as Exhibits 4 through 9, respectively, and incorporated

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herein by reference.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER is hereby amended and restated in its entirety as follows:

         (a) This statement relates to 17,583,399 shares of Common Stock which the Reporting Person has the right to acquire upon conversion of the Preferred Shares and exercise of the Warrant, the warrant issued on June 1 described in the Schedule 13D and the August Warrant (collectively, the "Warrants"), as well as 324,747 shares of Common Stock previously purchased by the Reporting Person, and assumes the issuance of the Preferred Shares and August Warrant. Based on the Company's Form 10-Q for the quarterly period ended June 30, 2009, 12,733,287 shares of Common Stock were outstanding as of August 7, 2009. Therefore, the 17,908,146 shares of Common Stock reported on this Schedule 13D (which includes 17,583,399 shares of Common Stock issuable upon conversion in full of the Preferred Shares and exercise in full of the Warrants) would represent approximately 58.4% of the Company's outstanding shares following such conversions and exercises.

         (b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock the Reporting Person has the right to acquire by virtue of owning the Warrant.

         (c) Except as reported herein, since the filing of the Schedule 13D on August 10, 2009, the Reporting Person has not effected any transactions in the Company's securities.

         (d) Not applicable.

         (e) Not applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS is hereby amended by adding hereto the following:

         Exhibit 4. Stock Purchase Agreement

         Exhibit 5. Certificate of Designation

         Exhibit 6. August Warrant

         Exhibit 7. Investors' Rights Agreement

         Exhibit 8. Letter agreement regarding Investors' Rights Agreement

         Exhibit 9. Strategic Advisory Agreement

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 31, 2009





                                             /s/ Ronald L. Chez
                                             ---------------------------------
                                             Ronald L. Chez


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
                                                     EXHIBIT INDEX




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              Exhibit No.                        Document Description                         Page No.
              -----------                        --------------------                         --------
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
                  1.                     Secured Promissory Note, dated July                     *
                                         31, 2009 issued by Merriman Curhan
                                         Ford Group, Inc. to First Bank &
                                         Trust as Custodian of Ronald L. Chez
                                         IRA
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                  2.                     Common Stock Purchase Warrant No.                       *
                                         C-009, dated July 31, 2009 issued
                                         Merriman Curhan Ford Group, Inc. to
                                         First Bank & Trust as Custodian of
                                         Ronald L. Chez IRA
----------------------------------------------------------------------------------------------------------------------
                  3.                     Security Agreement dated as of July                     *
                                         31, 2009 made by and among Merriman
                                         Curhan Ford Group, Inc. and First
                                         Bank & Trust as Custodian of Ronald
                                         L. Chez IRA
----------------------------------------------------------------------------------------------------------------------
                  4.                     Series D Preferred Stock Purchase
                                         Agreement dated as of August 27,
                                         2009, by and among Merriman Curhan
                                         Ford Group, Inc., a Delaware
                                         corporation, and the persons and
                                         entities listed on the Schedule of
                                         Investors attached thereto
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                  5.                     Certificate Of Designation Of Series
                                         D Convertible Preferred Stock
                                         Merriman Curhan Ford Group, Inc.
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                  6.                     Form of Merriman Curhan Ford Group,
                                         Inc. Common Stock Purchase Warrant
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                  7.                     Investors' Rights Agreement dated as
                                         of August 27, 2009, by and among
                                         Merriman Curhan Ford Group, Inc., a
                                         Delaware corporation, and the
                                         persons and entities listed on
                                         Exhibit A  and Exhibit B thereto
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                  8.                     Letter agreement related to
                                         Investors' Rights Agreement
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                  9.                     Letter Agreement between Ronald Chez
                                         and Merriman Curhan Ford Group, Inc.
                                         dated August 27, 2009 regarding
                                         Chairmanship of Strategic Advisory
                                         Committee
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
* Previously filed with the Schedule 13D
